

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Ron Zwanziger
Chief Executive Officer, Chairman and Director
LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108, Cayman Islands

> **Re: LumiraDx Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed August 20, 2021**
> **File No. 333-257745**

Dear Mr. Zwanziger:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Statements, page 218

1.  As disclosed on page 7, we note that you have revised your Sponsor Agreement such that if fifty percent or less of CAH common stock sold in CAH's initial public offering is redeemed, then the sponsor shall retain its entitlement to one hundred percent of its CAH founder shares and LMDX common shares to be issued upon conversion of the sponsor's founder shares, subject to vesting conditions. Please explain any accounting implications of these vesting terms and address the need to include any pro forma impact of the revised Sponsor Agreement.

      You may contact Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters.  Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Edwin M. O'Connor